# SEC Schedule 13D/A (Amendment No. 38) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Herzfeld Credit Income Fund, Inc., CIK 0000880406
CUSIP: 42804T205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 119 Washington Ave., Suite 405, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 10/06/2026
Amends the filing with accession number 0001398344-11-001887
Filed by CIK 0001310710
Persons authorized to receive notices and communications: Thomas K. Morgan, 119 Washington Ave., Suite 405, Miami Beach, Florida (FL), 33139, (305) 777-1660

## Reporting persons
- Thomas J. Herzfeld, et al. (CIK 0001310710): type of reporting person: individual (IN), investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 202,135; shared voting power 618,620; sole dispositive power 202,135; shared dispositive power 618,620; aggregate amount beneficially owned 820,755 (40.59% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Herzfeld Credit Income Fund, Inc.
Address of issuer's principal executive offices: 119 Washington Ave., Suite 405, Miami Beach, Florida (FL), 33139

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On September 30, 2026, the Advisory clients through the dividend reinvestment program received 3,027.4263 shares, and Mr. T. Herzfeld received 1,088.7762 shares, at $14.2786.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of common stock to which this Schedule 13D relates is 820,755 shares representing 40.59% of the 2,021,875 shares outstanding as reported by the issuer as of September 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 202,135 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 618,620 shares of common stock.
Transactions in the class effected during the past sixty days: On September 29, 2026, through open market transactions, the Advisory clients sold 2,425 shares at $15.4719. On September 30, 2026, through open market transactions, the Advisory clients sold 38 shares at $15.36. On September 30, 2026, the Advisory clients through the dividend reinvestment program received 3,027.4263 shares, and Mr. T. Herzfeld received 1,088.7762 shares, at $14.2786. On October 1, 2026, through open market transactions, the Advisory clients sold 2,035 shares at $15.7059. On October 2, 2026, through open market transactions, the Advisory clients sold 2 shares at $15.455. On October 5, 2026, through open market transactions, the Advisory clients sold 222 shares at $15.311. On October 6, 2026, through open market transactions, the Advisory clients sold 24,831 shares at $15.0696. On October 7, 2026, through open market transactions, the Advisory clients sold 30,909 shares at $14.8913
Other persons with the right to receive dividends or sale proceeds: The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer's common shares.

## Signatures
- Thomas J. Herzfeld, et al.: /s/ Thomas J. Herzfeld, Thomas J. Herzfeld, Chairman (10/08/2026)